UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Update on review of remuneration policy, dated 26 September 2019

26 September 2019

Micro Focus International plc

Update on review of remuneration policy

At the AGM on 29 March 2019, 50.4 percent of shareholders voted against the resolution to approve the Remuneration Report. A statement was released the same day with details of the AGM vote and noting that "we acknowledge and respect the concerns of our shareholders and have already committed to undertake a thorough review of our reward strategy this year with the objective of putting a new policy to shareholders at the 2020 AGM. The remuneration committee will continue to consult closely with shareholders throughout this process and reflect very carefully on any issues that they raise."

The purpose of this announcement is to provide a further update on the views received from shareholders, the actions taken and the intended further action.

We have engaged widely with shareholders, both following the announcement of the SUSE disposal in July 2018 and in the months following publication of the 2018 Annual Report. There was a wide range of shareholder views. A number of our larger shareholders supported the decisions we had made, recognising that these were in response to concerns they had raised regarding stability of the management team and driving the focus to deliver our 2020 Business Plan. However, other shareholders raised concerns, which included the following main issues:

●      the changes made in September last year to the ASG awards made following the HPE Software acquisition in September 2017;

●      the overall structure of our incentive arrangements, including the combination of ASGs and LTIPs, the use of single performance measures for the annual bonus and LTIP, a perceived lack of stretch in targets and the absence of a 5-year vest and hold period for the LTIP; and

●      the additional LTIP award made to the CFO as part of his recruitment package.

Since the AGM in March 2019, the Board has undertaken a detailed review of all of the feedback received from our shareholders and proxy agencies on the 2018 Remuneration Report.

As a result, we have concluded that we will need to propose a number of changes in our new remuneration policy which will be put to shareholders at the 2020 AGM. The proposed new remuneration policy will also be developed alongside the strategic review, which the Company announced on 29 August 2019 to ensure that it supports the Company's strategy.

We will be consulting widely with our shareholders over the coming months to further understand their views to ensure that these, together with the latest corporate governance requirements, are reflected in the new remuneration policy.

A summary of this consultation process will be included in the 2019 Remuneration Report.

ENDS

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman         Investors@microfocus.com
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                            Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass
Craig Breheny

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 26 September 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer